SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 8)
KING PHARMACEUTICALS, INC.
(Name of Subject Company)
KING PHARMACEUTICALS, INC.
(Name of Person Filing Statement)
Common Stock, no par value per share
(Title of Class of Securities)
495582108
(CUSIP Number of Class of Securities)
Brian A. Markison
President and Chief Executive Officer
501 Fifth Street
Bristol, Tennessee 37620
(423) 989-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
Copy to:
Scott F. Smith, Esq.
Jack S. Bodner, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 841-1000
☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 8 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on October 22, 2010, as amended, by King Pharmaceuticals, Inc., a Tennessee corporation (“King”) (together with any amendments and supplements thereto, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Parker Tennessee Corp. (“Acquisition Sub”), a Tennessee corporation and wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), pursuant to which Acquisition Sub has offered to purchase all of the outstanding shares of common stock, no par value per share, of King (the “Shares”) at a price of $14.25 per Share, net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated October 22, 2010 and the related Letter of Transmittal, and described in the Tender Offer Statement on Schedule TO filed by Pfizer and Acquisition Sub with the Securities and Exchange Commission (the “SEC”) on October 22, 2010, as amended.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately prior to the section entitled “Cautionary Note Regarding King Forward-Looking Statements”:
     “Expiration of the Offer
     At 5:00 p.m., New York City time, on Friday, January 28, 2011, the Offer expired as scheduled. The Offer was not extended. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has indicated that, as of the expiration of the Offer, approximately 230,719,938 Shares were validly tendered and not validly withdrawn prior to the expiration of the Offer. The Shares validly tendered and not validly withdrawn represent approximately 92.5% of the outstanding Shares. Therefore, the Minimum Condition (as defined in the Merger Agreement) has been satisfied. Acquisition Sub will accept for payment all Shares validly tendered and not validly withdrawn, and will promptly pay for such Shares in accordance with the terms of the Offer.
     Promptly upon the Acceptance Time, the Merger Agreement grants Pfizer the right to designate a number of individuals to King’s Board that, following the election of such designees, will constitute a majority of King’s Board.
     Pfizer intends to effect a short-form merger under the TBCA and, as result, King will become a wholly owned subsidiary of Pfizer. As a result of the Merger, each Share that is issued and outstanding and that was not accepted for payment pursuant to the Offer (other than Shares held by Pfizer or any subsidiary of Pfizer, including Acquisition Sub, and any Shares held by King as treasury Shares, which Shares will be cancelled without any conversion) will, at the effective time of the Merger, be converted into the right to receive $14.25 per Share, in cash, without interest thereon and subject to any required withholding taxes. Thereafter, King’s common stock will cease to be traded on the NYSE. Information regarding the Merger will be mailed to King shareholders who did not tender their Shares in the Offer and, following the consummation of the Merger, instructions will be mailed to shareholders outlining the steps to be taken to obtain the Merger Consideration (as defined in the Merger Agreement).”

     A copy of the press release issued by Pfizer announcing the completion of the Offer is incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 7 to the Schedule TO filed by Pfizer on January 31, 2011 as Exhibit (a)(16) hereto.
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit
No.	Description
(a)(16)	Press Release issued by Pfizer Inc., dated January 31, 2011 (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 7 to the Schedule TO filed by Pfizer Inc. on January 31, 2011).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Brian A. Markison
	Name:	Brian A. Markison
	Title:	President and Chief Executive Officer

Dated: January 31, 2011

EXHIBIT INDEX

Exhibit
No.	Description
(a)(16)	Press Release issued by Pfizer Inc., dated January 31, 2011 (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 7 to the Schedule TO filed by Pfizer Inc. on January 31, 2011).